Exhibit (a)(1)(W)
Dear [Name],
As announced on Circuit News today, the exchange window for the Employee Stock Option Exchange Program is open, and is currently scheduled to close on Oct. 30. Our records indicate that you are an eligible employee who controls eligible options held in a in a trust or other similar type of account. You will not be able to submit your elections to exchange or keep those options through the My Option Exchange tool. Instead, if you wish to exchange those options, you will have to use our mail-in process through Computershare.
Attached to this email is your personal election form. To exchange those eligible options held in a trust or other similar type of account only, follow the process below:
1.	Print the form

2.	Complete and sign the form

3.	Make a copy of the form for your records

4.	Mail to the address provided on the form
You will need to follow this same process if you want to withdraw or change a previously registered election. Computershare must receive your completed, signed and dated personal election form before the expiration of the Offer, currently scheduled to be 8:00 p.m., Pacific Time on October 30, 2009. You will be bound by the last properly submitted personal election form received before the Offer expires.
Please note: You must follow the instructions here, and in the attached form and instructions, for submitting your completed personal election form by mail. The Computershare web tool and call center are not set up to receive elections pertaining to eligible options held in a trust and other similar type of account.
To obtain all program related information, including the Offer to Exchange document, go to the Employee Stock Option Exchange page (found in Featured Links on the Circuit home page).
If you have any questions, or need assistance, please don’t hesitate to contact me via email or phone.
The exchange window close date is subject to change and you will be notified of the new date if it is changed. In addition, Intel may terminate the program and you will be notified if this happens.
Important legal information
Intel has filed a Tender Offer Statement (which includes the Offer to Exchange document) with the Securities and Exchange Commission (SEC) for the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it contains important information. Intel stock option holders can obtain this document on Circuit or from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.